UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
Washington, D.C. 20549	Estimated average burden
hours per response . . . 2.50
FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Horizons Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

1900 S. State College Blvd.
Address of Principal Executive Office (Street and Number)

Anaheim, CA 92806
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As reported in its Current Report on Form 8-K dated July 27, 2005, as amended on October 3, 2005, the Registrant dismissed the independent registered public accounting firm that audited its financial statements for the year ended December 31, 2003, and subsequently engaged a new independent registered public accounting firm.  The Registrant’s 2004 and 2005 audited consolidated financial results have now been filed with the Commission on Forms 8-K dated November 6, 2006 and February 20, 2007 respectively.  The Registrant continues to devote substantial resources to completing the 2006 audit and assisting the Registrant’s new independent registered public accounting firm in completing its audit procedures in order to provide the Registrant with the required audit for the year ended December 31, 2006.  Therefore, management has been unable to complete and finalize the financial information necessary to prepare the information required to be included in the Registrant’s Annual Report on Form 10-K.  As a result, the Registrant could not file the Annual Report within the prescribed time period without unreasonable effort or expense.  The Registrant is working with its present  independent registered public accounting firm to bring its SEC financial reporting current, and expects to file its Annual Report on Form 10-K, which will include audited statements, during the second quarter of 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles M. Caporale	714	940-8060
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Registrant’s Annual Reports  on Form 10-K for the fiscal years ended December 31, 2004 and 2005 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31,2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New Horizons Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/s/ Charles M. Caporale

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).